UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, March 19, 2026

Note: CPSA-GG-N-0103/26-AL

COMISIÓN NACIONAL DE VALORES ("CNV")

Deputy Manager of Issuing Companies

May 25, 175

City A. of Buenos Aires

At. Issuer office

Present

BOLSAS Y MERCADOS ARGENTINOS S.A. ("BYMA")

Sarmiento 299

City A. of Buenos Aires

Present

A 3 MERCADOS S.A.

Paraguay 777,

Rosario

Present

Ref.: Relevant Fact

From my consideration:

I am pleased to write to you, in my capacity as Head of Market Relations of Central Puerto S.A. (the "Company") in order to inform you that the Board of Directors of the Company has resolved to submit to the consideration of the shareholders the following proposals, regarding the items on the agenda of the Ordinary General Meeting to be held on April 30, 2026, which are detailed below:

3.	Consideration of the results of the year, and of the proposal of the Board of Directors consisting of allocating the accumulated unallocated results to the constitution of an optional reserve to be used indistinctly: (i) for the payment of dividends based on the evolution of the Company's financial condition and the provisions of the Company's current dividend distribution policy, and that the Board of Directors of the Company be delegated its total or partial disaffection to be applied to the payment of the dividend and the determination of the opportunity, currency, terms and other terms and conditions of the payment in accordance with the scope of the delegation provided by the meeting, and (ii) for the acquisition of own shares of the Company, delegating to the Board of Directors of the Company the opportunity, terms and conditions of its disaffection, whether total or partial, to apply it for this purpose. Consideration and approval of the payment of the Participation Bonus provided for in articles 12 and 33 of the Bylaws. Consideration of the use to be given to the surplus of the legal reserve in the amount of thousands of pesos $29,273,279.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

The Board of Directors proposes to the shareholders: a) to allocate the accumulated unallocated results and the sum of the legal reserve that is in excess of the amount established by the applicable regulations and the bylaws, in the amount of thousands of pesos $29,273,279, to the constitution of an optional reserve to be used indistinctly: (i) for the payment of dividends based on the evolution of the Company's financial condition and the provisions in the company's current dividend distribution policy, and that the Company's Board of Directors delegate its total or partial disallocation to be applied to the payment of the dividend and the determination of the opportunity, currency, terms and other terms and conditions of payment in accordance with the scope of the delegation provided by the meeting, and (ii) for the acquisition of the Company's own shares, delegating to the Company's Board of Directors the opportunity, terms and conditions of their disposal, whether total or partial, to apply it for that purpose, and b) the participation bonus of the Company's personnel is paid, in accordance with Articles 12 and 33 of the Bylaws, delegating to the board of directors the conditions of its payment.

6.	Consideration of the remuneration of the members of the Board of Directors of the Company, corresponding to the fiscal year ended December 31, 2025 within the limit with respect to profits, in accordance with Article 261 of the General Law of Companies and the Regulations of the National Securities Commission. Consideration of the advance of fees to the Board of Directors for the year ending December 31, 2026.

The Board of Directors proposes to the shareholders that: a) the advances of fees received by the Board of Directors during the year ended December 31, 2025 for the total amount of $ 213,320,640 be ratified in consideration of their competence and professional reputation; and b) the members of the Board of Directors are authorized to continue to receive advances of fees ad referendum after their subsequent approval by the corresponding shareholders' meeting.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

7.	Consideration of the remuneration of the members of the Company's Supervisory Committee, corresponding to the financial year ended December 31, 2025, and fee regime for the year ending December 31, 2026.

The Board of Directors proposes to the shareholders that: a) the advances of fees received during the fiscal year ended December 31, 2025 by the Auditors for a total of $ 27,704,000 be approved; and b) the members of the Supervisory Committee are authorized to continue to receive advances on fees ad referendum after their subsequent approval by the corresponding shareholders' meeting.

8.	Partial renewal of the Board of Directors. Appointment of three (3) regular directors and three (3) alternate directors, for a period of three (3) years, in accordance with the provisions of art. seventeenth of the bylaws. Continuity of the current president until the appointment to be made by the Board of Directors of the company.

The Board of Directors of the Company proposes to the shareholders the appointment of Mr. Miguel DODERO, José Luis MOREA and Tomás José WHITE, as titular directors, and Mr. Juan Manuel ORTIZ, Adrián Gustavo SALVATORE, and Martín OROZCO, as alternate directors to exercise their functions for three (3) years.

10.	Consideration of the remuneration of the Company's accountant, corresponding to the annual accounting documentation for the 2025 financial year.

The Company's Board of Directors proposes to the shareholders that the remuneration of the external auditors for the 2025 financial year be approved in the amount of $1,053,090,478 for audit services and $64,155,674 for tax services.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

11.	Appointment of the regular and alternate accountant for the financial year ending on 31 December 2026 and setting of their remuneration.

The Board of Directors of the Company proposes to the shareholders the firm EY as independent auditors for the fiscal year 2025 and the appointment of Mr. Pablo Gabriel Decundo (C.P.C.E.C.A.B.A. T°286, F°106) partner of said firm, as Titular Auditor, and Mr. Diego Hernan Christensen (C.P.C.E.C.A.B.A. T°410, F°165) as Alternate Accounting Accountant of the aforementioned financial statements, respectively.

12.	Approval of the Annual Budget for the operation of the Audit Committee.

The Board of Directors of the Company proposes to the shareholders that an item of $ 4,600,000 be assigned for the operation of the Audit Committee.

Sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 19, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact